Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

July 19, 2012

Via EDGAR

Ms. Mara L. Ransom
Assistant Director
Mail Stop 3561
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:          Dollar Tree, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed March 15, 2012
Definitive Proxy Statement filed on Schedule 14A
Filed May 11, 2012
File No. 000-25464

Dear Ms. Ransom:

This letter supplements our July 3, 2012 response to the Staff’s comments contained in your letter of June 22, 2012.  Based on a conversation between the Staff and our outside counsel Williams Mullen on July 10, 2012, please find attached a revised response that includes the additional disclosures requested by the Staff.  For ease of reading, the Staff’s comments are bolded.

As requested in your letter and in connection with responding to the comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact our in-house General Counsel, Jay Gorry at (757) 321-5419 or our outside counsel, William A. Old, Jr. at (757) 622-3366 or John S. Mitchell, Jr. at (202) 833-9200.

Sincerely,

/s/ Bob Sasser
Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.

Dollar Tree, Inc.
Response to Staff Comment Letter Dated June 22, 2012

Definitive Proxy Statement filed May 11, 2012; File No. 000-25464

Annual Bonus Incentives, Page 22

1.
Please disclose the level of operating income you achieved in 2011, the incentive bonus target percentages actually achieved by the named executive officers in 2011, and the factors considered when determining the “individual performance” portion of the bonuses paid to the named executive officers in 2011.  Similarly, it appears that the number of restricted stock units granted to the named executive officers in March 2011 was subject to the achievement of the 2011 operating income target and therefore can be ascertained; please revise to disclose the number of such units that were granted.

During its March 2012 meeting, the Compensation Committee certified that the Company achieved an operating income of $792,520,241 in fiscal 2011, which reflected an achievement of 108.93% of the fiscal 2011 annual incentive bonus performance goal. Accordingly, a payout of 144.65% of the corporate performance portion of the annual incentive bonus target amount was made to each named executive officer. The actual bonus amount earned in fiscal 2011 and paid in March of 2012 to each of our named executive officers is reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table on page 27 of the Company’s proxy statement.

As described in the Company’s proxy statement, 85% of the annual incentive bonus is based on corporate performance while 15% of the annual incentive bonus is based on individual performance. At the beginning of each fiscal year, individual goals are established and approved for each named executive officer. For the Chief Executive Officer, factors considered by the Compensation Committee when determining the individual performance portion of his 2011 bonus fell within the following goal categories:  leadership, organizational development, strategic planning, integration of new concepts and businesses, and sales. At the March 2012 meeting, the Compensation Committee conducted an evaluation of the Chief Executive Officer’s performance based on the categories outlined above to determine the extent to which his individual goals were achieved, found they were substantially achieved and approved the amount of his 2011 annual incentive bonus as listed in the Summary Compensation Table on page 27 of the proxy statement.

For other named executive officers, factors considered in determining the individual performance portion of the bonus paid were based on the area over which the executive is responsible and were generally aligned with the strategic direction of the Company. Fiscal 2011 year-end performance evaluations were conducted for each named executive officer consisting of both subjective and objective criteria and certain core competencies on which all of our employees are evaluated. For the Chief Financial Officer, the factors considered fell within the goal categories of capital structure, integration of new businesses, oversight of business continuity plan, operational effectiveness and sales growth. For the Chief Operating Officer, the goal categories were integration of new concepts and businesses, development of technology initiatives, operational effectiveness, achievement of real estate plan and sales growth. For the Chief Merchandise Officer, the goal categories were sales and operating income growth, support of new businesses, organizational development and operational effectiveness. For the Chief Logistics Officer, the goal categories were process improvement for transportation and logistics, integration of new businesses, strategic planning for Logistics and operational effectiveness. In March 2012, the evaluations were reviewed and accepted by the Compensation Committee, with input from the Chief Executive Officer. Each named executive officer received an overall goal score that fell within the “meets expectations” or “exceeds expectations” performance rating for fiscal 2011.

The Compensation Committee certified in March 2012 that the performance goal established for the restricted stock units granted to each of our named executive officers on April 1, 2011, which required achievement of 80% of the target operating income, was met. The amounts listed in “Estimated Future Payouts Under Equity Incentive Plans” column of the Grants of Plan-Based Awards Table on page 29 reflect the actual number of units approved and granted, which will vest in approximately three equal installments beginning on April 1, 2012 provided the named executive officers remain continuously employed with the Company through the vesting dates.

In future filings of the proxy statement, the Company plans to provide clarifying disclosures in the manner described above for those items listed herein.